

November 12, 2014

<u>Via E-mail</u>
Jeffrey L. Purvin
Chief Executive Officer
Response Biomedical Corp.
1781 – 75th Avenue W.
Vancouver, British Columbia V6P 6P2
Canada

>   **Re: Response Biomedical Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 17, 2014**
>   **File No. 0-50571**

Dear Mr. Purvin:

We refer you to our comment letter dated November 5, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance